Exhibit 99.1

WNS Announces Fiscal 2021 First Quarter Earnings,

Provides Guidance for Fiscal 2021 Second Quarter

NEW YORK, NY and MUMBAI, INDIA, July 16, 2020 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced results for the fiscal 2021 first quarter ended June 30, 2020.

Highlights – Fiscal 2021 First Quarter:

GAAP Financials

•  Revenue of $207.8 million, down 3.1% from $214.6 million in Q1 of last year and down 16.3% from $248.3 million last quarter

•  Profit of $14.8 million, compared to $27.6 million in Q1 of last year and $29.5 million last quarter

•  Diluted earnings per ADS of $0.29, compared to $0.53 in Q1 of last year and $0.57 last quarter

Non-GAAP Financial Measures*

•  Revenue less repair payments of $201.4 million, down 4.8% from $211.6 million in Q1 of last year and down 14.6% from $235.8 million last quarter

•  Adjusted Net Income (ANI) of $26.1 million, compared to $37.6 million in Q1 of last year and $42.4 million last quarter

•  Adjusted diluted earnings per ADS of $0.50, compared to $0.72 in Q1 of last year and $0.82 last quarter

Other Metrics

•  Added 7 new clients in the quarter, expanded 13 existing relationships

•  Days sales outstanding (DSO) at 39 days

•  Global headcount of 43,422 as of June 30, 2020

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue in the first quarter was $207.8 million, representing a 3.1% decrease versus Q1 of last year and a 16.3% decrease from the previous quarter. Revenue less repair payments* in the first quarter was $201.4 million, a decrease of 4.8% year-over-year and 14.6% sequentially. Excluding exchange rate impacts, constant currency revenue less repair payments* in the fiscal first quarter were down 1.9% versus Q1 of last year and 12.5% sequentially. Both year-over-year and sequentially, fiscal Q1 revenue was adversely impacted by the COVID-19 pandemic including lower volume requirements from certain clients and service delivery constraints resulting from the transition to a “work from home” delivery model, and by currency movements net of hedging.

Profit in the fiscal first quarter was $14.8 million, as compared to $27.6 million in Q1 of last year and $29.5 million in the previous quarter. Year-over-year, profit reductions were driven by lower revenue resulting from demand and service delivery impacts associated with the COVID-19 pandemic, increased business continuity costs, higher share-based compensation expense, and a higher effective tax rate. These headwinds were partially offset by favorable currency movements net of hedging and reductions in travel, facility-related, and discretionary expenditures. Sequentially, Q1 profit was reduced as the company incurred a full quarter of COVID-related headwinds versus just two weeks of impact in the prior quarter, including revenue reductions resulting from service delivery constraints and lower demand, and additional business continuity costs. Profit was also reduced as a result of increased share-based compensation expense and a higher effective tax rate. These sequential headwinds more than offset favorability from the $4.1 million non-recurring goodwill impairment charge in Q4 for WNS AutoClaims, and reductions in travel, facility-related, and discretionary expenditures.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Adjusted net income (ANI)* in Q1 was $26.1 million, down $11.5 million as compared to Q1 of last year and down $16.3 million from the previous quarter. Explanations for the ANI* movements on a year-over-year and sequential basis are the same as described for GAAP profit above with the exception of goodwill impairment, share-based compensation, and associated tax impacts, which are excluded from ANI*.

From a balance sheet perspective, WNS ended Q1 with $321.1 million in cash and investments and $33.5 million of debt. In the first quarter, the company generated $25.1 million in cash from operations and incurred $6.4 million in capital expenditures, including $2.0 million for the purchase of desktops and laptops related to COVID-19 “work from home” delivery. First quarter days sales outstanding were 39 days, as compared to 30 days reported in Q1 of last year and 31 days in the previous quarter. The increase in DSO is the result of payment delays and payment term concessions relating to COVID-19.

“As expected, the COVID-19 pandemic had a material adverse impact on our fiscal first quarter financial performance. Revenue headwinds in Q1 were driven by volume reductions across several key verticals, and by service delivery constraints resulting from global facility lockdowns,” said Keshav Murugesh, WNS’s Chief Executive Officer. “During Q1, WNS made tremendous progress in transitioning our delivery to a work-from-home model and providing business continuity to our clients. Today, WNS is delivering 95% of our clients’ requirements, primarily from our employees’ homes. In addition, we are beginning to see clients willing to discuss, and in some cases move forward with, new BPM opportunities despite the challenging and uncertain business environment. WNS remains focused on ensuring the health and safety of our more than 43,000 global employees and on securely servicing the needs of our clients. While we understand that our financial performance in fiscal 2021 will be impacted by the COVID-19 pandemic, our goal is to manage what is within our control, continue to invest and innovate, and remain focused on the long-term BPM opportunity. We believe that over the next few years, this pandemic may have potential to drive acceleration in the adoption of BPM services.”

COVID-19

The COVID-19 pandemic is having a significant impact on the global economy, our clients’ businesses, and on WNS’s operations, financials, and visibility. Revenue is currently being pressured by declining client volumes, delays in new business ramps, client concessions, and facility lockdowns which impact service delivery. WNS is actively working to understand our clients’ changing requirements, adapt our service delivery models, ensure data security, and manage costs. The company is now able to deliver 95% of our clients’ current requirements, an increase from over 80% as reported on April 23, 2020. As expected, the adverse impact of COVID-19 on fiscal Q1 2021 operations and financials was much greater than in the previous quarter, as the fiscal Q4 2020 impact was limited to the second half of March. Impacts to our full year financial performance will be a function of how long the COVID-19 pandemic lasts on a global basis, and how long it takes our clients’ businesses to stabilize and recover.

Fiscal Q2 2021 Guidance

WNS is providing guidance for the fiscal 2021 second quarter ending September 30, 2020 as follows:

•

Revenue less repair payments* is expected to be between $198 million and $208 million. The company currently has over 98% visibility to the midpoint of this range. Guidance assumes an average GBP to USD exchange rate of 1.25 for the quarter.

•	ANI* is expected to range between $24 million and $30 million. Guidance assumes an average USD to INR exchange rate of 75.00 for the quarter.

•	Based on a diluted share count of 51.7 million shares, the company expects adjusted diluted earnings* per ADS to be in the range of $0.46 to $0.58 for the quarter.

“Based on the volatility and lack of visibility stemming from the COVID-19 pandemic and the associated impacts on WNS’s and our clients’ businesses, the company has extended our suspension of annual guidance. WNS will continue to monitor the COVID-19 situation and plans to resume annual guidance when visibility improves. In the meantime, our business remains in a strong financial position, ending the first quarter with $288 million in net cash*, $84 million in unused lines of credit, and a business model with low capital requirements and substantial operating cost flexibility,” said Sanjay Puria, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on July 16, 2020 at 8:00 am (Eastern) to discuss the company’s quarterly results. To access the call in “listen-only” mode, please join live via the company’s investor relations website at ir.wns.com. For call participants, please use the following details: US dial-in +1-888-656-9018; international dial-in +1-503-343-6030; participant passcode 5798680. A replay will be available for one week following the call at +1-855-859-2056; international dial-in +1-404-537-3406; passcode 5798680, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 375 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2020, WNS had 43,422 professionals across 61 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, express or implied forward-looking statements relating to our expectations regarding the impact of the COVID-19 pandemic on our business, our cost structure, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2021 second quarter commentary, future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions, including the impact of the COVID-19 pandemic on our business operations and future growth; political or economic instability in the jurisdictions where we have operations; our dependence on a limited number of clients in a limited number of industries; regulatory, legislative and judicial developments; increasing competition in the BPM industry; technological innovation; telecommunications or technology disruptions; our ability to attract and retain clients; our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data; negative public reaction in the US or the UK to offshore outsourcing; our ability to collect our receivables from, or bill our unbilled services to our clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; the effects of our different pricing strategies or those of our competitors; our ability to successfully consummate, integrate and achieve accretive benefits from our strategic acquisitions, and to successfully grow our revenue and expand our service offerings and market share; and future regulatory actions and conditions in our operating areas. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:

David Mackey EVP – Finance & Head of Investor Relations WNS (Holdings) Limited +1 (201) 942-6261 david.mackey@wns.com	Archana Raghuram Global Head – Marketing & Communications and Corporate Business Development WNS (Holdings) Limited +91 (22) 4095 2397 archana.raghuram@wns.com ; pr@wns.com

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Revenue	$207.8	$214.6	$248.3
Cost of revenue	140.4	133.5	158.4

Gross profit	67.4	81.1	90.0
Operating expenses:
Selling and marketing expenses	12.4	12.4	15.2
General and administrative expenses	31.9	30.0	32.4
Foreign exchange gain, net	(0.6)	(0.8)	(1.3)
Impairment of Goodwill	—	—	4.1
Amortization of intangible assets	3.7	3.9	3.8

Operating profit	20.0	35.6	35.8

Other income, net	(3.2)	(3.7)	(4.0)
Finance expense	3.7	4.4	4.0

Profit before income taxes	19.5	34.8	35.7
Income tax expense	4.6	7.2	6.2

Profit after tax	$14.8	$27.6	$29.5

Earnings per share of ordinary share
Basic	$0.30	$0.55	$0.59

Diluted	$0.29	$0.53	$0.57

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, amounts in millions, except share and per share data)

	As at Jun 30, 2020	As at Mar 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$128.9	$96.9
Investments	111.0	125.6
Trade receivables, net	92.4	89.8
Unbilled revenue	56.6	58.0
Funds held for clients	7.9	15.8
Derivative assets	8.9	13.2
Contract assets	7.4	7.5
Prepayments and other current assets	21.2	22.0

Total current assets	434.3	428.8

Non-current assets:
Goodwill	121.4	121.3
Intangible assets	67.8	70.1
Property and equipment	55.6	57.0
Right-of-use assets	156.3	159.1
Derivative assets	1.0	2.1
Investments	81.2	80.1
Contract assets	25.2	28.9
Deferred tax assets	32.1	28.9
Other non-current assets	35.2	36.0

Total non-current assets	575.7	583.5

TOTAL ASSETS	$1,010.0	$1,012.3

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$24.1	$29.3
Provisions and accrued expenses	25.4	29.0
Derivative liabilities	5.8	9.6
Pension and other employee obligations	51.6	76.9
Current portion of long-term debt	16.7	16.7
Contract liabilities	11.3	10.3
Current taxes payable	5.6	3.3
Lease liabilities	25.4	23.4
Other liabilities	11.7	7.4

Total current liabilities	177.6	205.8

Non-current liabilities:
Derivative liabilities	1.4	3.9
Pension and other employee obligations	15.5	13.0
Long-term debt	16.8	16.7
Contract liabilities	17.7	20.1
Other non-current liabilities	0.2	0.2
Lease liabilities	155.6	155.5
Deferred tax liabilities	9.7	10.1

Total non-current liabilities	216.9	219.4

TOTAL LIABILITIES	$394.5	$425.2

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 49,809,313 shares and 49,733,640 shares; each as at June 30, 2020 and March 31, 2020, respectively)	7.9	7.9
Share premium	199.4	187.3
Retained earnings	601.2	586.3
Other components of equity	(193.0)	(194.4)

Total shareholders’ equity	$615.4	$587.1

TOTAL LIABILITIES AND EQUITY	$1,010.0	$1,012.3

About Non-GAAP Financial Measures

The financial information in this release includes certain non-GAAP financial measures that we believe more accurately reflect our core operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A more detailed discussion of our GAAP results is contained in “Part I –Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPM and WNS Auto Claims BPM. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on May 1, 2020.

Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollar and Euro.

WNS also presents or discusses (1) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit / (loss) excluding goodwill impairment, share-based expense and amortization of intangible assets) as a percentage of revenue less repair payments, (2) ANI, which is calculated as profit excluding goodwill impairment, share-based expense and amortization of intangible assets and including the tax effect thereon, (3) Adjusted net income margin, which refers to ANI as a percentage of revenue less repair payments, (4) net cash, which refers to cash and cash equivalents plus investments less long-term debt (including the current portion) and other non-GAAP financial measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP financial measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that are non-recurring in nature and those it believes are not indicative of its core operating performance. In addition, it uses these non-GAAP financial measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

The company is not able to provide our forward-looking GAAP revenue, profit and earnings per ADS without unreasonable efforts for a number of reasons, including our inability to predict with a reasonable degree of certainty the payments to repair centers, our future share-based compensation expense under IFRS 2 (Share Based payments), amortization of intangibles associated with future acquisitions, goodwill impairment and currency fluctuations. As a result, any attempt to provide a reconciliation of the forward-looking GAAP financial measures (revenue, profit, earnings per ADS) to our forward-looking non-GAAP financial measures (revenue less repair payments*, ANI* and Adjusted diluted earnings* per ADS, respectively) would imply a degree of likelihood that we do not believe is reasonable.

Reconciliation of revenue (GAAP) to revenue less repair payments (non-GAAP) and constant currency revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Jun 30, 2020 compared to
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$207.8	$214.6	$248.3	(3.1%)	(16.3%)
Less: Payments to repair centers	6.4	3.0	12.6	114.5%	(49.2%)
Revenue less repair payments (non-GAAP)	$201.4	$211.6	$235.8	(4.8%)	(14.6%)
Exchange rate impact	(1.4)	(7.6)	(7.1)
Constant currency revenue less repair payments (non-GAAP)	$200.0	$204.0	$228.7	(1.9%)	(12.5%)

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
Cost of revenue (GAAP)	$140.4	$133.5	$158.4
Less: Payments to repair centers	6.4	3.0	12.6
Less: Share-based compensation expense	1.4	1.2	0.8
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (non-GAAP)	$132.6	$129.3	$145.0

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
Gross profit (GAAP)	$67.4	$81.1	$90.0
Add: Share-based compensation expense	1.4	1.2	0.8
Adjusted gross profit (excluding share-based compensation expense) (non-GAAP)	$68.8	$82.3	$90.8

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Gross profit as a percentage of revenue (GAAP)	32.4%	37.8%	36.2%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	34.2%	38.9%	38.5%

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$12.4	$12.4	$15.2
Less: Share-based compensation expense	1.9	1.1	1.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (non-GAAP)	$10.6	$11.3	$14.1

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Selling and marketing expenses as a percentage of revenue (GAAP)	6.0%	5.8%	6.1%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	5.2%	5.3%	6.0%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
General and administrative expenses (GAAP)	$31.9	$30.0	$32.4
Less: Share-based compensation expense	8.4	6.4	6.3
Adjusted general and administrative expenses (excluding share-based compensation expense) (non-GAAP)	$23.5	$23.6	$26.1

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
General and administrative expenses as a percentage of revenue (GAAP)	15.3%	14.0%	13.1%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (non-GAAP)	11.7%	11.2%	11.1%

Reconciliation of operating profit / (loss) (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
Operating profit (GAAP)	$20.0	$35.6	$35.8
Add: Impairment of goodwill	—	—	4.1
Add: Share-based compensation expense	11.7	8.6	8.2
Add: Amortization of intangible assets	3.7	3.9	3.8
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) (non-GAAP)	$35.3	$48.2	$51.9

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Operating profit as a percentage of revenue (GAAP)	9.6%	16.6%	14.4%
Adjusted operating profit (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets) as a percentage of revenue less repair payments (non-GAAP)	17.5%	22.8%	22.0%

Reconciliation of profit / (loss) (GAAP) to ANI (non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
	(Amounts in millions)
Profit after tax (GAAP)	$14.8	$27.6	$29.5
Add: Impairment of goodwill	—	—	4.1
Add: Share-based compensation expense	11.7	8.6	8.2
Add: Amortization of intangible assets	3.7	3.9	3.8
Less: Tax impact on share-based compensation expense(1)	(3.2)	(1.7)	(2.2)
Less: Tax impact on amortization of intangible assets(1)	(0.9)	(0.9)	(1.1)
Adjusted Net Income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$26.1	$37.6	$42.4

(1)

The company applies GAAP methodologies in computing the tax impact on its non-GAAP ANI adjustments (including amortization of intangible assets and share-based compensation expense). The company’s non-GAAP tax expense is generally higher than its GAAP tax expense if the income subject to taxes is higher considering the effect of the items excluded from GAAP profit to arrive at non-GAAP profit.

**	Goodwill being non-tax deductible, there is no impact on tax thereon

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Profit after tax as a percentage of revenue (GAAP)	7.1%	12.9%	11.9%
Adjusted net income (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) as a percentage of revenue less repair payments (non-GAAP)	12.9%	17.8%	18.0%

**	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of basic earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Basic earnings per ADS (GAAP)	$0.30	$0.55	$0.59
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.31	0.25	0.32
Less: Tax impact on share-based compensation expense and amortization of intangible assets**	(0.09)	(0.05)	(0.06)
Adjusted basic earnings per ADS (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$0.52	$0.75	$0.85

**	Goodwill being non-tax deductible, there is no impact on tax thereon

Reconciliation of diluted earnings per ADS (GAAP to non-GAAP)

	Three months ended
	Jun 30, 2020	Jun 30, 2019	Mar 31, 2020
Diluted earnings per ADS (GAAP)	$0.29	$0.53	$0.57
Add: Adjustments for impairment of goodwill, share-based compensation expense and amortization of intangible assets	0.30	0.24	0.31
Less: Tax impact on share-based compensation expense and amortization of intangible assets**	(0.09)	(0.05)	(0.06)
Adjusted diluted earnings per ADS (excluding impairment of goodwill, share-based compensation expense and amortization of intangible assets, including tax effect** thereon) (non-GAAP)	$0.50	$0.72	$0.82

**	Goodwill being non-tax deductible, there is no impact on tax thereon